FOIA CONFIDENTIAL TREATMENT REQUESTED BY NELNET, INC.
PURSUANT TO 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.
February 14, 2012
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Michael Volley
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nelnet, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarter ended September 30, 2011
Filed November 8, 2011
File No. 001-31924

Dear Mr. Volley:
On behalf of Nelnet, Inc. (the “Company”), submitted below is the Company's response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter by Sharon Blume dated February 6, 2012 in connection with the above-referenced filings. For your convenience, the text of the comment is presented in bold italics before the response.
Because of the commercially sensitive nature of certain information contained in this letter (the “Response Letter”), the Company is also hereby submitting an accompanying request for confidential treatment of selected portions of this Response Letter. We have also filed a separate letter with the Commission's Office of FOIA (the “FOIA Office”) in connection with this confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff's reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with the accompanying redacted version of this Response Letter filed via EDGAR.
In accordance with Rule 83, the Company requests confidential treatment of (a) the bracketed portions (the “Confidential Information”) of this Response Letter, and (b) the accompanying FOIA Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for access to or disclosure of the Confidential Material made pursuant to the Freedom of Information Act or otherwise, so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Please address any notification of a request for access to or disclosure of the Confidential Material to: Terry J. Heimes, Chief Financial Officer, Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 (Telephone: 402.458.2370; Fax: 402.458.2399).

Confidential Treatment Requested by Nelnet, Inc.
NNI-001

CONFIDENTIAL TREATMENT REQUESTED BY NELNET, INC.

U.S. Securities and Exchange Commission
February 14, 2012

In accordance with Rule 83, this Response Letter has been clearly marked with the legend “Confidential Treatment Requested by Nelnet, Inc.” and each page is marked for the record with the identifying numbers and code “NNI-001” through “NNI-003”. Pursuant to Rule 83, the FOIA Letter (but not this Response Letter) is being delivered to the FOIA Office.
December 31, 2010 Form 10-K

Item 3. Legal Proceedings, page 25

1.
We have read your response to prior comment one. Please provide to us in a written response the clarifying information discussed via teleconference on February 2, 2012. In addition, please acknowledge your continuing responsibility to assess at each reporting date the status of all loss contingencies for purposes of accrual and disclosure of the reasonably possible range of loss in accordance with ASC 450. In this regard, please note that ongoing settlement negotiations may be an indicator that the criteria in ASC 450-20-25-2 may have been met for purposes of accruing an estimated loss from a loss contingency. Such negotiations may also be an indicator that the reasonably possible range of loss may be estimable for purposes of disclosure pursuant to ASC 450-20-50-3 to 5 and that the upper end of the estimated range of loss may differ from the amount of damages specified or sought.

In response to the Staff's comment, the Company provides the following clarifying information discussed via teleconference with members of the Staff on February 2, 2012.
•[*****]
•[*****]
•On August 9, 2010, the filing date of the Company's June 30, 2010 10-Q, there were no open settlement offers or proposals on the table, and the Company believed that the case would not be settled but rather would go to trial if summary judgment was not granted. The trial was scheduled to begin on August 17, 2010, and, following the termination of settlement discussions on August 4, 2010, the Company had set up trial command rooms at the hotel across the street from the courthouse.
•[*****]
[*****] - Information redacted and submitted separately to the Securities and Exchange Commission pursuant to a confidential treatment request in accordance with Rule 83.

Confidential Treatment Requested by Nelnet, Inc.
NNI-002

CONFIDENTIAL TREATMENT REQUESTED BY NELNET, INC.

U.S. Securities and Exchange Commission
February 14, 2012

On behalf of the Company, the undersigned acknowledges the Company's continuing responsibility to assess at each reporting date the status of all loss contingencies for purposes of accrual and disclosure of the reasonably possible range of loss in accordance with ASC 450. In this regard, the Company notes that ongoing settlement negotiations may be an indicator that the criteria in ASC 450-20-25-2 may have been met for purposes of accruing an estimated loss from a loss contingency, that such negotiations may also be an indicator that the reasonably possible range of loss may be estimable for purposes of disclosure pursuant to ASC 450-20-50-3 to 5 and that the upper end of the estimated range of loss may differ from the amount of damages specified or sought.
* * * * *

On behalf of the Company, the undersigned acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing is responsive to the comment. If you need further information, you may contact the undersigned at 402.458.2370.
Sincerely,
/s/ TERRY J. HEIMES
Terry J. Heimes
Chief Financial Officer

Enclosure

Confidential Treatment Requested by Nelnet, Inc.
NNI-003